As filed with the Securities and Exchange Commission on June 15, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

DYNEA INTERNATIONAL OY

13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [ ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ]	No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY
By: /s/ Filip Frankenhaeuser Name: Filip Frankenhaeuser Title: Executive Vice President and Chief Financial Officer

Date: June 15, 2004

News release
June 15, 2004

Appointment in Dynea Group Management

Mr David Foot, 50, has been appointed Executive Vice President, Group Technology, and member of Group Management as of July 1, 2004. David will report to the CEO, Mr Roger Carlstedt. David comes from a position as Managing Director of our New Zealand operations. He has some twenty years of experience in various managerial positions in our Group as well as in other industries. David has a Bachelor of Engineering degree in Mechanical Engineering and an MBA from Deakin University, Victoria, Australia. David will be located in the Helsinki Office.

Mr Pertti Silanterä, 60, Executive Vice President, Group Technology, and Deputy to the CEO, is exercising his right to retirement and will retire as of June 30, 2004.

Dynea facts

Dynea is one of the world’s leading providers of adhesion and surfacing solutions. With sixty production units in 26 countries in Europe, the Americas and Asia Pacific, Dynea employs 3,200 persons. In 2003, Dynea had combined revenues of approximately EUR 1.0 billion.

For more information, please contact:
Ms Leslie Petersen, Dynea Communications, tel +358 10 585 2031, mobile +358 50 385 2031